EXHIBIT 2.1

RIO BRAVO OIL, INC.
2425 Fountain View Drive, Ste. 300
Houston, Texas 77057

September 26, 2013

0947388 BC, Ltd.

C/O Barry Sheahan, C.A. 3981A Kingsway,

Burnaby, BC

Canada V5H1Y7

Subject:	Farmout Agreement

Edwards Rights

Gentlemen:

This letter, when accepted as herein provided, will be a Farmout Agreement between RIO BRAVO, INC. (herein called "Farmor") and 0947388 BC, Ltd., a Canadian Limited Partnership (herein called "Farmee"):

1.           Farmout Acreage. Farmor claims, without warranty, to own certain Oil and Gas Leases, all with various dates which are described in detail on Exhibit "A" and Exhibit "B" which is attached hereto and made a part hereof for all purposes and are recorded in the Official Public Records of Caldwell County, Texas, (herein referred to as "Said Leases"). The Said Leases covers the following lands and premises (herein sometimes referred to as the ("Farmout Acreage") as also set out in Exhibit "A" and Exhibit "B" attached hereto and made a part of this Farmout Agreement.

2.           Consideration. As consideration for the execution of this Farmout Agreement, Farmee agrees to pay Farmor on or before September 30, 2013 the sum of Two Hundred Thousand, and No/100 U.S. Dollars ($200,000.00), and thereafter every 30 days following the initial payment, Farmee shall pay Farmor another Two Hundred Thousand, and No/100 U.S. Dollars (5200,000.00) until a total One Million and No/100 U.S. Dollars is paid to Rio Bravo, the total of which shall be deemed the Cash Consideration. The payment of the Cash Consideration shall be made via wire transfer of immediately available funds to the banking coordinates identified by Rio Bravo in writing. Furthermore, Farmee shall commence operations for the drilling of a Salt Water Disposal ("SWD") well on or before November 30, 2013, followed thereafter by the drilling of an Edwards Limestone Horizontal Lateral Test Well, at Farmee's sole cost and expense, within Sixty (60) days of an electric log being recovered from the SWD on the Leases described in Exhibit "B" ("Hal Brown Acreage") which is attached hereto and made a part hereof for all purposes and within the same time frame as more particularly defined in Paragraph 3 herein. Failure of Farmee to timely pay all or part of the consideration recited herein and to timely commence operations as recited herein, shall cause this Farmout Agreement to expire, terminate and become of no further force and/or effect and Rio Bravo shall retain any funds received to date as a liquidated damages.

3.            Initial Test Well. On or before November 30, 2013, (herein referred to as the "Farmout Term"), Farmee shall commence operations (herein defined as the "spudding in" of a well) or cause to be commenced the actual drilling of a SWD well located on the Hal Brown Acreage in Caldwell County, Texas, at Farmee's sole cost and expense, with suitable rotary equipment (herein referred to as the "Initial Test Well") at a legal location of Farmee's choice on the Hal Brown Acreage and thereafter continuously prosecute such drilling operations in a diligent and workmanlike manner until the well has been drilled to a depth sufficient to electric log test the Edwards Limestone Formation (herein referred to as the "Objective Depth"). Thereafter, Farmee shall then commence operations for the drilling of an Edwards Limestone Horizontal Lateral Test Well ("First Edwards Lateral") on the Hal Brown Acreage at a legal location of Farmee's choice within Sixty (60) days from the logging of the Initial Test Well and drill such well in a diligent and workmanlike manner, at Farmee's sole cost and expense, until the well has been drilled to a sufficient depth and length of not less than 800 feet to adequately test the Edwards Limestone Formation. Failure of Farmee to timely commence operations for the drilling of the Initial Test Well and/or to timely commence operations for the drilling of the First Edwards Lateral, shall cause this Farmout Agreement to expire, terminate and become of no further force and effect, and Farmor shall retain all prior payments as liquidated damages.

4.            Substitute Well. If, during the drilling of the Initial Test Well and the First Edwards Lateral (or any subsequent well provided for herein), Farmee encounters a formation or other physical condition in the well which renders further drilling impracticable, Farmee may plug and abandon the well. Thereafter, Farmee shall have the option to commence the actual drilling of a substitute well, at Farmee's sole cost and expense, on the Farmout Acreage before the end of the Farmout Term, or in the case of a well drilling at the end of the Farmout Term, within Sixty (60) days from the abandonment of the aforesaid well. Any substitute well shall be drilled to the Objective Depth and shall be commenced, drilled and otherwise prosecuted in accordance with all the provisions hereof, and shall be treated as if it were the well for which it is a substitute.

5.            Information, Tests and Notices. Farmor's authorized representatives shall at all times have full and free access to the rig floor and to all information concerning each well drilled hereunder.

6.            Earned Assignment. If Farmee (a) drills the Initial Test Well and the First Edwards Lateral in accordance with all the provisions of this Agreement, (b) completes and equips the same as a well capable of producing oil and/or gas in commercial quantities, and (c) complies fully with all the provisions of this Agreement and subject to all the reservations and other exceptions hereinafter provided, Farmor will, insofar as Farmor has the right to do so and subject always to the terms and conditions of the Hal Brown Acreage, assign to Farmee a Seventy Percent (70%) of Eight-Eighths (8/8ths) right, title and working interest in and to the Hal Brown Acreage, retaining an overriding royalty interest being the difference between all royalty burdens and Twenty-Five Percent (25%) therein delivering to Farmee a Fifty-Two and One-Half Percent (52.50%) of Eight-Eighths (8/8ths) Net Revenue Interest in and to the Hal Brown Acreage from the surface of the earth down to the stratigraphic equivalent of the base of the deepest producing formation in the Initial Test Well and the First Edwards Lateral, less and except, any and all rights in and to the Buda Formation, and insofar and only insofar as to Forty (40) acres surrounding the well in as near a square or rectangle as possible depending on the length of the lateral well bore displacement. Farmee may request any assignment earned hereunder in writing within thirty (30) days from the completion of the earning well. Farmor shall promptly execute such assignment, of the earned acreage, to Farmee, as provided for herein.

7.             Subsequent Operations. In the event Farmee timely pays Farmor the consideration recited in Paragraph 2 herein and timely commences and completes drilling operations as recited in Paragraph 3 herein, Farmee shall have the option to earn additional assignments on the acreage described under Said Leases by continuously developing and drilling a Second SWD well followed by a Second Edwards Horizontal lateral test well with a lateral length being not less than 800 feet (Second Edwards Lateral), at Farmee's sole cost and expense, in order to adequately test the Edwards Limestone Formation at a legal location of Farmee's choice on Said Leases within Sixty (60) days from the completion or abandonment of the First Edwards Lateral. Completion or abandonment shall be defined herein as that date on which the completion rig is released from the location of the First Edwards Lateral. In the event Farmee timely commences the drilling and completes and equips the Second SWD well and Second Edwards Lateral as a well capable of producing oil and/or gas in commercial quantities, Farmor will, insofar as Farmor has the right to do so, and subject always to the terms and conditions of Said Leases being operated thereon, assign to Farmee a Seventy Percent (70%) of Eight- Eighths (8/8ths) right, title and working interest in and to Said Leases being drilled and completed on, retaining an overriding royalty interest being the difference between all royalty burdens and Twenty-Five Percent (25%), therein delivering to Farmee a Fifty-Two and One-Half Percent (52.50%) of Eight-Eighths (8/8ths) Net Revenue Interest in and to the Said Leases having been drilled and completed on from the surface of the earth down to the stratigraphic equivalent of the base of the deepest producing formation in the Second Edwards Lateral, less and except, any and all rights in and to the Buda Formation, and insofar and only insofar as to Forty (40) acres surrounding the well in as near a square or rectangle as possible depending on the length of the lateral well bore displacement.

In the event Farmee timely commences and completes drilling operations on the Second SWD and the Second Edwards Lateral, Farmee shall have the continuing option to earn additional assignments on the acreage described under Said Leases by continuously developing and drilling Edwards Horizontal Lateral Test Wells with a lateral length being not less than 800 feet ("Subsequent Wells") to adequately test the Edwards Limestone Formation on Said Leases without a lapse of no more than Sixty (60) days between the completion and/or abandonment (the date on which the completion rig is released from location) of the previous well and the commencement of operations (the date on which the well is "spudded in") on the next new well. The option of Farmee to continuously develop Said Leases by the drilling of Horizontal Lateral Edwards Limestone Test Wells shall be continuous as long as there is not a lapse of more than Sixty (60) days between wells as heretofore described and at least a total of Six (6) Horizontal Lateral Edwards Limestone Tests have been drilled and completed on Said Leases within a period of Two (2) years from the date of this Agreement. Upon the drilling and completion of each Edwards well capable of producing oil and gas in commercial quantities, Farmor shall assign to Farmee a Seventy Percent (70%) of Eight-Eighths (8/8ths) right, title and working interest in and to all of Said Leases, wells and equipment associated therewith, retaining an overriding royalty interest being the difference between all royalty burdens and Twenty-Five Percent (25%), therein delivering to Farmee a Fifty-Two and One-Half Percent (52.50%) of Eight-Eighths (8/8ths) Net Revenue Interest in and to Said Leases having been drilled and completed upon from the surface of the earth down to the stratigraphic equivalent of the base of the deepest producing formation in the Subsequent Wells, less and except, any and all rights in and to the Buda Formation and insofar and only insofar as to Forty (40) acres surrounding each well bore in as near a square or rectangle as possible depending on the length of the lateral well bore displacement.

Should Farmee fail to timely commence the drilling of Subsequent Wells as herein defined, and/or should Farmee fail to drill a total of Six (6) Horizontal Lateral Edwards Limestone Formation Tests and Two (2) SWD wells on Said Leases within Two (2) Years from the date of this Farmout Agreement, this Agreement shall expire, terminate and become of no further force and/or effect, and Farmor shall earn all consideration previously paid by Farmee as liquidated damages, and Farmor shall have no further obligation to Farmee under the terms of this Agreement. Should such an event occur, Farmee shall still earn and retain its interest from the surface of the earth down to the stratigraphic equivalent of the base of the deepest producing formation in any well drilled hereunder, less and except, any all rights in and to the Buda Formation, and insofar and only insofar as to Forty (40) acres in and to the leases and equipment surrounding each well bore in as near a square or rectangle as possible depending on the length of the lateral well bore displacement.

8.	Capital Expenditures Limit. Once Farmee expends the amount of Ten Million Dollars ($10,000,000) U.S. on the drilling, completing and equipping of the Initial Test Well, the First Edwards Lateral, the Second Edwards Lateral and/or any Subsequent Wells, all costs and expenses associated with future drilling, completing, equipping and operating of wells located on the Farmout Acreage shall be shared on the basis of Farmee paying Seventy Percent (70%) of all costs and expenses and Farmor paying Thirty Percent (30%) of all costs and expenses regardless of production proceeds or other income Farmee may have received from the Farmout Acreage. Farmee agrees to provide Farmor monthly statements identifying the amount Farmee has spent on all operations conducted on the Farmout Acreage.

9.	Additional Consideration. In the event Farmee drills and completes Six (6) Horizontal Lateral Edwards Limestone Test 'Wells and Two (2) SWD wells timely as heretofore described or a period of Two (2) years lapse from the date of this Agreement, whichever date occurs first in time, Farmee shall pay to Farmor the amount of Five Million Dollars U.S. ($5,000,000 U.S) as additional consideration for an assignment of Seventy Percent (70%) of Eight-Eighths (8/8ths) right, title and working interest in and to all of Said Leases from the surface of the earth down to the stratigraphic equivalent of the base of the deepest producing formation in any well drilled hereunder, less and except, any and all rights to the Buda Formation. Farmor shall retain an overriding royalty being the difference between all royalty burdens and Twenty-Five Percent (25%), therein delivering to Farmee a Fifty-Two and One-Half Percent (52.50%) of Eight-Eighths (8/8ths) Net Revenue Interest in and to Said Leases. Failure of Farmee to timely make payment of this additional consideration to Farmor, shall cause this Agreement to terminate, expire and become of no further force and/or effect, and no assignment shall be due and owing from Farmor to Farmee as to any remaining Said Leases that have yet to be assigned to Farmee. All assignments of interest made pursuant to the terms and conditions of this Agreement shall be made in form and substance as that Assignment of Oil, Gas and Mineral Leases which is attached hereto and made a part hereof for all purposes as Exhibit "D".

10.	Reservations and Other Exceptions. Any such assignment to Farmee shall be made subject to this Agreement and shall except and reserve to Farmor the following:

(a)   All rights of usage, ingress and egress reasonably necessary or convenient for the full enjoyment of all rights herein reserved; and

(b)  All mineral and leasehold rights other than those which are being described in this Farmout Agreement and;

(c)   An overriding royalty interest being the difference between all royalty burdens under the Hal Brown Acreage and Said Leases and Twenty-Five Percent (25%), therein delivering to Farmee a Fifty-Two and One Half Percent (52.50%) Net Revenue Interest in and to Said Leases.

If the Hal Brown Acreage and Said Leases cover less than the full mineral estate in the physical lands therein described and included in the Farmout Acreage and/or if Farmor owns less than the entire leasehold estate under the Hal Brown Acreage and Said Leases, the interests reserved to Farmor shall be proportionately reduced in accord with the actual interests assigned to Farmee.

11.	Diligent Operations and Abandonment's. Farmee shall conduct all operations hereunder at Farmee's own cost, risk and expense. All such operations shall be prosecuted with due diligence, in a good and workmanlike manner and without any unreasonable delays. When each well drilled hereunder reaches the Objective Depth and has been tested as herein provided, Farmee shall either complete the same as a producer, or plug and abandon the same in accordance with all applicable laws and regulations.

12.	Assumption of Lease Obligations. Except insofar as Farmor agrees to pay royalties, Farmee assumes all obligations of Farmor, express or implied, under the Hal Brown Acreage and Said Leases insofar and only insofar as to the Edwards Limestone Formation only which may be found in any well drilled thereon. Further, and notwithstanding any less stringent or otherwise different conditions or other provisions in this Agreement, Farmee shall commence and conduct all operations contemplated by this Agreement in accordance with the provisions of the Hal Brown Acreage and Said Leases, including without limitation, conditions and provisions for extending and maintaining the Hal Brown Acreage and Said Leases in effect. If any well commenced hereunder is plugged and abandoned, Farmee shall restore the surface of the land to substantially the same condition as before the commencement of operations thereon.

13.	Failure to Drill. Farmee shall not be liable in damages to Farmor for failure to timely commence, drill, test, complete or equip the Initial Test Well, the First Edwards Lateral or any Subsequent Wells as herein provided, but any such timely failure shall result in the loss to Farmee of all rights under this Agreement. The foregoing shall not be construed to preclude or limit any rights Farmor may have, in law or in equity, by virtueof Farmee's negligence or willful misconduct, or for any breach by Farmee of any obligation under this Agreement.

14.	Indemnity. Farmee agrees to indemnify, protect and hold harmless Farmor of and from any and all claims, demands, costs (including but not limited to attorney's fees) expenses, damages, losses, and causes of action or suits for damages arising out of injury to persons (including death) and injury or damage to or loss of any property or improvements caused by Farmee, its agents, employees, servants, contractors or any person acting under its direction or control. Further, Farmor shall never be liable for any claims, demands, costs, expenses, damages, losses and causes of action or suits for damages because of injury to persons or property arising out of acts or omissions of Farmee, its agents, employees, servants, contractors, or any person acting under its direction and control on the Farmout Acreage. Insofar as the rights of Farmor are concerned, any independent contractor entering upon the Farmout Acreage for the purpose of performing any part of the operations on behalf of Farmee authorized hereby, and any servant or employee or other person entering with the permission of any such independent contractor, shall be deemed to be an agent of Farmee. Farmee assumes full responsibility and liability for the acts and omissions of all of its servants, agents, employees, contractors, subcontractors and any other person, firm or corporation which may act on the behalf of Farmee in connection with the rights herein granted and the operations conducted by Farmee on the Farmout Acreage. In the event Farmor shall resort to a court of law to enforce or interpret any provision, covenant, condition, duty, obligation or commitment, whether expressed or implied, arising out of this Agreement, and prevails, then Farmee shall reimburse Farmor for all costs, fees and expenses, including reasonable attorney's fees and expert witness fees incurred in such suit.

15.	Titles and Curative Work. Farmor does not warrant title of any kind, express or implied, with respect to the Hal Brown Acreage and/or Said Leases and/or the Farmout Acreage, and Farmor shall not be obligated to perform any curative work or to furnish any materials with respect thereto. Nevertheless, any curative work performed by Farmee shall inure to the benefit of Farmor, and Farmor shall be promptly furnished copies of all title opinions and curative instruments pertaining to the Farmout Acreage.

16.	Joint Operating Agreement. The parties to this Agreement agree to execute a mutually acceptable Joint Operating Agreement ("JOA") in form and substance as the one attached hereto and made a part hereof as Exhibit "C".

17.	Notwithstanding anything else contained herein to the contrary, it is hereby agreed and understood that the lands and premises covered by the "Hal Brown Acreage" and under any selected drillsite tract on which Farmee may earn an assignment, that Farmee agrees to accept limitation of title on any tract where record title may be incomplete.

18.	The Parties shall establish an Area of Mutual Interest ("AMI"), which shall cover Caldwell County, Texas, and the Parties interest in such AMI shall be 70% for 094 and 30% for Rio Bravo. To the extent that 094 or Rio Bravo are required to renew, release or extend any of the existing leases or purchase any new leases within the Farmout Acreage, Rio Bravo's share of such payments shall be 30% of all costs and 094's share of such payments shall be 70% of all costs. All new leases shall be taken in the name of Rio Bravo Oil, Inc. and assignment thereof to 094 shall be held until the completion and payment of the Additional Consideration as defined in Paragraph 8 herein. Failure of Farmee to fulfill the terms and conditions of this Farmout Agreement, shall terminate all 094 rights associated with new leases taken within the AMI, save and except 40 acres earned surrounding any well drilled hereunder.

19.	The rights and duties of the parties under this Agreement shall be governed by the laws of the State of Texas. The parties further agree that the District Court in and for Harris County, Texas, shall have jurisdiction and venue of any and all causes of action between the parties concerning this Agreement, and Farmee hereby waives any right that it may have to remove any suit filed against it for damages or other actions hereunder to any Federal Court.

20.	Time of Essence. Time is the essence of this Agreement. Where this Agreement provides that certain periods of time are to commence upon the drilling and completion or abandonment of a well, such drilling and completion or abandonment shall be deemed to occur when the location for the drilling of any well hereunder begins to be made ready.

21.	Applicable Law. A material condition to the grant of this Fannout Agreement is Farmee's agreement that all operations conducted by Farmee, its agents, servants, employees, contractors, permittees, successors or assigns on the Farmout Acreage shall be conducted in compliance with all applicable laws, statutes, rules and regulations of any governmental authority having jurisdiction including, without limitation, all safety regulations and requirements of the Railroad Commission of Texas and all environmental laws, statutes, rules and regulations of any federal, state or local authority at any time applicable to the Farmee's operations on the Farmout Acreage.

22.	Assignments. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns, and may be assigned to third parties in whole or in part. No assignment hereunder shall be valid until Farmee has given Farmor written notice of such assignment.

23.	Notices. Any notices, documents, and information required to be given or furnished under the terms of this Agreement shall be deemed to have been properly given or furnished when deposited in the U. S. Mail, postage prepaid, or deposited in an overnight courier service and addressed to the parties as shown below:

RIO BRAVO, INC.	0947388 BC, Ltd.
2425 Fountain View Drive, Ste. 300	3981A Kingsway
Houston, Texas 77057	Burnaby, BC Canada
713-787-9060	V5H1Y7

24.	Exhibits. All exhibits attached hereto are hereby made a part hereof.

25.	Headings. The underlined headings used throughout this Agreement are for administrative convenience only and shall be disregarded for purposes of construing the Agreement.

26.	Deadline for Acceptance. The effective date of this Agreement shall be the execution date hereof; provided, however, that if this Agreement is not signed by Farmee on or before September 30, 2013, this Agreement shall automatically become null and void for all purposes.

If the foregoing is acceptable, please cause the enclosed copy of this letter to be signed by an authorized representative of 0947388 BC, Ltd. in the space provided and return such copy to the attention of the undersigned on or before the deadline provided in Paragraph 26 above.

Very Truly Yours,

RIO BRAVO OIL, INC.

By: /s/ Carlos E. Buchanan II

Name: Carlos E. Buchanan II

Title: CEO

ACCEPTED AND AGREED TO THIS 26TH DAY OF SEPTEMBER

0947388 BC, LTD.

By: /s/ Diane Alexander

Name: Diane Alexander

Title: President/Secretary

EXHIBIT "B"

HAL BROWN ACREAGE

FARMOUT LEASES

1.                   That certain Oil, Gas and Mineral Lease dated October 4, 2012, by and between Randall Grant Stivers, HI, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125575 of the Official Records of Caldwell County, Texas.

2.                   That certain Oil, Gas and Mineral Lease dated October 4, 2012, by and between Catherine Pamela Stivers Marion, as Lessor, to and in favor of Rio Bravo Oil, Inc. as Lessee, which is recorded under Official Document No. 125576 of the Official Public Records of Caldwell County, Texas.

3.                   That certain Oil, Gas and Mineral Lease dated July 18, 2012, by and between Martha Wapner Craig, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125524 of the Official Records of Caldwell County, Texas.

4.                   That certain Oil, Gas, and Mineral Lease dated July 17, 2012, by and between William Priest Kemper, HI, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125527 of the Official Records of Caldwell County, Texas.

5.                   That certain Oil, Gas and Mineral Lease dated July 18, 2012, by and between Paige Kemper Innarity, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125529 of the Official Public Records of Caldwell County, Texas.

6.                   That certain Oil, Gas and Mineral Lease dated July 18, 2012, by and between Dr. James V. Kemper, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125044 of the Official Public Records of Caldwell County, Texas.

7.                   That certain Oil, Gas and Mineral Lease dated July 18, 2012, by and between Caroline Kemper Cowden, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125525 of the Official Public Records of Caldwell County, Texas.

8.                   That certain Oil, Gas and Mineral Lease dated July 25, 2012, by and between Gerald Godstein, as Lessor, to and in favor of Rio Bravo Oil, Inc. as Lessee, which is recorded under Official Document No. 125530 of the Official Records of Caldwell County, Texas.

9.                   That certain Oil, Gas and Mineral Lease dated July 16, 2012, by and between Joyce Shefts, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125528 of the Official Records of Caldwell County, Texas.

10.                 That certain Oil, Gas and Mineral Lease dated July 19, 2012, by and between Susanne Hollyfield, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125526 of the Official Public Records of Caldwell County, Texas.

11.                 That certain Oil, Gas and Mineral Lease dated August 1, 2012, by and between Cecile Hollyfield, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125241 of the Official Public Records of Caldwell County, Texas.

12.                  That certain Oil, Gas and Mineral Lease dated August 30, 2012, by and between William Temple Hargrove, Jr., as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125533 of the Official Public Records of Caldwell County, Texas.

13.                  That certain Oil, Gas and Mineral Lease dated August 30, 2012, by and between Elise H. Walker, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 124615 of the Official Public Records of Caldwell County, Texas.

14.                  That certain Oil, Gas and Mineral Lease dated October 9, 2012, by and between Frances McDonald Allen, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125531 of the Official Public Records of Caldwell County, Texas.

15.                  That certain Oil, Gas and Mineral Lease dated October 9, 2012, by and between Lynn Allen, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Official Document No. 125579 of the Official Public Records of Caldwell County, Texas.

16.                  That certain Oil, Gas and Mineral Lease dated October 9, 2012, by and between Robert Bruce Allen, Jr., as Lessor, to and in favor of Rio Bravo Oil, Inc, as Lessee, which is recorded under Original Document No. 125783 of the Official Public Records of Caldwell County, Texas.

17.                 That certain Oil, Gas and Mineral Lease dated October 9, 2012, by and between Timothy John Allen, as Lessor, to and in favor of Rio Bravo Oil, Inc., as Lessee, which is recorded under Original Document No. 125532 of the Official Public Records of Caldwell County, Texas.

INSOFAR AND ONLY INSOFAR AS THE AFOREDESCRIBED LEASES COVER FARMOUT RIGHTS FROM THESURFACE OF THE EARTH DOWN TO THE STRAIGRAPHIC EQUIVALENT OF THE BASE OF THE DEEPEST PRODUCING FORMATION, LESS AND EXCEPT, ANY AND ALL RIGHTS IN AND TO THE BUDA FORMATION.